Modine Manufacturing Company

MOD LISTED NYSE

Presentation to

Gabelli & Company

28th Annual Automotive Aftermarket Symposium

November 2, 2004

Las Vegas, Nevada

David B. Rayburn
President and Chief Executive Officer

Bradley C. Richardson
Vice President, Finance and Chief Financial Officer

Safe Harbor Statement

This presentation contains forward-looking statements that involve assumptions, risks and uncertainties, and Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements. A detailed discussion of factors that could affect Modine's results are on page 31 of the Company's fiscal 2004 annual report to shareholders and in other recent public filings with the U.S. Securities and Exchange Commission.

Modine Agenda

- **About Modine**
- **Markets & Products**
- **Growth Drivers**
- **Corporate Priorities**
- **Aftermarket Transaction**
- **Outlook and Value Proposition**



About Modine

- **World leader in thermal management**
- **Provides highly engineered heating and cooling solutions**
- **Focused on globalization and technology advances**

Elements of business strategy

– Emphasis on profitability and returns

– Diversified markets and customer base

– Differentiating products, technology and service

– Partnering with customers on global OE platforms



Garage heater



Cooling module



Donut oil coolers



EGR cooler

About Modine

- **Founded in 1916 - 88 years of history**
- **Long, uninterrupted profitable history**
- **Strong corporate governance practices**
- **Healthy balance sheet and financial position**
- **Commitment to technology (over 1,800 patents worldwide)**
- **8,500 employees and 35 manufacturing locations worldwide**
- **Record fiscal 2004 sales of $1.2 billion**
- **Fiscal 2005 first half sales of $711 million (25% increase)**



Vehicular HVAC module



Cooling module



Charge air cooler



Electronics cooler

Diversified Markets & Customer Base*


Automotive
33%
Misc. 1%
Industrial 9%
Building HVAC
6%
Off-Highway
10%
Electronics 3%
Truck 20%
Aftermarket
18%

- *Top 4 customers in 3 different markets (auto, truck, off-highway)*
- *Top 10 customers account for 55% of sales*
- *U.S. sales 53%, exports from U.S. 7%, international sales 40%*

* For the fiscal year ended March 31, 2004

Broad Product Offerings*



Vehicular A/C 7%
Building HVAC 6%
Misc. 4%
EGR Coolers 6%
Oil Coolers 15%
Electronics 3%
Charge Air Coolers 10%
Modules 27%
Radiators 22%

- ***Growing shift from components to modules***
- ***Environmental opportunities: EGR, CO_2 & fluid coolers (oil, fuel & transmission)***
- ***New markets and products: electronics, fuel cells, CO_2 (refrigerant)***
- ***Product line growth (PF^2 vs. coils)***

* For the fiscal year ended March 31, 2004

Growth Drivers

- **Market recovery/share growth**
- **New business**
  - $330 million net new OE business maturing between mid-2004 and 2009 (split evenly between North America and Europe)
- **New products and technologies**
- **Environmental regulations**
  - Vehicular emissions regulations
  - Kyoto protocol (phase-out of HFC-134a)
  - Building energy/air quality standards (HVAC Seer ratings)
- **Geographic expansion (products, processes, procedures, people)**
- **Acquisitions (e.g., WiniaMando ACC)**

Heavy-Duty Truck Content

Heavy-duty truck content/front-end progression
… add-ons through the years



Total Dollar Content Per Vehicle
$1400
1200
1000
800
600
400
200
0
1970
1980
1990
2000
2010
Radiator
$300-675
Radiator
Charge Air
Cooler
$600-900
Cooling
Module
$700-
1200
LC Fuel
Cooler
$700-1200
Oil Cooler
EGR Cooler

Four Corporate Priorities

- **New products and technologies**
- **Strategic planning and business development**
- **Improving profitability and returns**
- **Financial stability**

These priorities were established in 2003 to drive both near-term and long-term shareholder value.

Progress - New Products & Technologies

- **Next-generation products (PTC, engine and HVAC systems)**
- **New products**

Short-term	**Long-term**
Exhaust gas recirculation coolers	Fuel cells
Idle-off truck cooling	CO_2 cooling
High heat-flux heat pipes	Liquid cooling for electronics

- **Government-funded R&D programs**
  - Fuel cells, CO_2
  - Retain intellectual property
- **State-of-the-art test facilities**







Strategic Planning & Business Development

- **Recurring planning cycle**
- **Goal setting**
- **Match strategies with opportunities, align organization**
- **Acquisition process/roles definition**
  - Asia Acquisition (creates major Asian platform, aligns with 5th largest auto company, HVAC focus, nearly $200M of annual sales, purchase price of $88M less than 4x EBITDA, immediately EPS accretive)
- **Rigorous portfolio evaluation**
  - Electronics Cooling (reduced to break-even)
  - Aftermarket

Four Corporate Priorities

- **New products and technologies**
- **Strategic planning and business development**
- **Improving profitability and returns**
- **Financial stability**

These priorities were established in 2003 to drive both near-term and long-term shareholder value.

Progress - Improving Profitability and Returns

Actions

- **Completed restructuring**
  - Closed 6 plants in 2001 for $12M in future savings
  - No new capacity necessary for net new business requirements
- **Rationalized facility and product lines**
  - Off-highway product/customer refocus
  - Electronics Cooling
- **Addressing underperforming businesses**
- **Managing supply base**
  - Global sourcing, partnership approach, global supplier management system
- **Pursuing new business**
  - Geographic, new products/platforms

Progress - Improving Profitability and Returns



Sales Growth
(in millions)
All-time record
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

FY ’05 first half sales up 25%

Progress - Improving Profitability and Returns

2004 Results

- EPS up 17% and sales increase 10%
  *before accounting change

2005 1H Results

- EPS nearly doubles
- Sales grow 25%
- Income from operations more than doubles
- Strong Truck and Heavy-Duty results



EPS
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.25
$2.01
$1.58
$0.70
$1.02*
$1.19
'99
'00
'01
'02
'03
'04

FY '05 first half EPS of $0.81 nearly doubles

Progress - Improving Profitability and Returns


Net Income*
$ Millions
$80M
70
60
50
40
30
20
10
0
1999
2004


Average Capital Employed
$ Millions
$770M
740
710
680
650
620
590
560
$658M
1999
2004


Return on Average
Capital Employed %
14%
12
10
8
6
4
2
0
6.7%
8.3%**
1999
2004
2005 1H

* Before accounting change
** Annualized

Fiscal 2005 1st Half Performance

	1H FY '05	1H FY '04	Change
Sales	$711.0M	$568.0M	+25.2%
Earnings	$27.9M*	$15.6M	+78.7%
EPS	$0.81*	$0.46	+76.1%
Dividends**	$0.315	$0.275	+14.5%
Debt/Capital	19.0%	16.0%	-3 pts.
ROACE	8.3%	5.4%	+2.9 pts.

* Includes pre-tax restructuring charges of $1.5M and other closure costs

** Includes 10.9% increase in May 2004. Dividend rate increased 6.6% in October 2004.

- Q2 '05 sales are 4th straight quarter of record sales and 9th consecutive year-over-year improvement

- Q2 '05 inventory turns improved by 1.1 times year-over-year

Progress - Financial Stability


Debt
$ Millions
$240M
210
180
150
120
90
60
30
0
$141.7M
1999
2004
2005 1H


Cash Balance
$ Millions
$70M
60
50
40
30
20
10
0
$27.6M
1999
2004
2005 1H

New Long-Term Financial Metrics

Targets established to make Modine a leading diversified manufacturing company

- **Return on average capital employed (ROACE) target of 11-12% through a cycle**
  - Current annualized ROACE is 8.3% (1½ -2 percentage pts. higher following Aftermarket transaction)
  - Cost of capital is 10.5%
  - Management incentive compensation based on ROACE – shareholder aligned
- **Total debt to invested capital at <40%**
  - Current debt to capital of 19%
  - Searching for accretive acquisitions by geography or product with quick paybacks
- **Dividend payout ratio of 35-45%**
  - May 2004 and Oct. 2004 increases of 11% and 6.6% (LTM ratio of 38%)
  - Dividends remain key component of total return

Aftermarket Transaction Overview

- **Modine and Transpro have signed a letter of intent regarding a proposed merger between Modine's Aftermarket business & Transpro**
- **Concurrent Modine purchase of Transpro's heavy duty OE business**
- **Gives Modine shareholders opportunity to realize value of two pure-play companies**
  - Modine focused on OE market (annualized sales of about $1.4 billion)
  - Strongly positioned and well-capitalized combined company focused on the aftermarket
- **The merged company is expected to provide significant benefits**
  - Expanded operations and capabilities
  - Cost savings opportunities (about $20 million)
- **Improves Modine's financial performance and consistent with Modine's strategy and focus on shareholder value**
  - ROACE increases 1.5-2.0 percentage points
  - Pre-tax earnings margin increases 1.0-1.5 percentage points

Contemplated Transaction Summary

Today



Modine Shareholders
Transpro Shareholders
100%
100%
Modine OE
Modine Aftermarket
Transpro Heavy Duty OE
Transpro Aftermarket

Post Transaction



Modine Shareholders
Transpro Shareholders
100%
54%
46%
Modine Manufacturing
$17 million
New Company
Modine OE
Transpro Heavy Duty OE
Modine Aftermarket
Transpro Aftermarket

Fiscal 2005 Outlook

New product launches

- BMW – 1 Series
- Various engine programs
- Blue Diamond Truck

Market recovery

- Truck
- Construction
- General

Asia integration

Performance improvement (returns, working capital)

Financial projection

- On track to exceed the FY’05 guidance in our FY’04 year-end earnings release
- 2H ’05 results stronger than 1H ’05
- Cap-X should approximate D&A level - $70M

Summary – Shareholder Value Proposition

- Singular focus on thermal management
- Diversified markets, select customer base & broad product breadth
- New business, regulatory and environmental conditions, and key market recoveries will yield revenue, earnings and margin growth
- Leverage rationalized manufacturing capacity
- Leverage balance sheet for acquisitions, partnerships, joint ventures
- New financial metrics drive goal to be leading, diversified manufacturer
- Long-term focus on applying technology to new markets with significant growth and return potential

MODINE

APPLIED THERMAL INNOVATION™

Appendix

Impact of Raw Materials*


Copper
8%
Steel
18%
Aluminum
31%
Purchased
Parts 43%

Represents approximately 60% of cost of goods sold

- **60-70% of base material increases subject to pass-through with OE customers on a lag basis**
- **Estimated impact for fiscal 2005 is about 1% at the gross margin line**

* Excludes impact of Modine Korea

Progress - Financial Stability

Leverage VBM (Value Based Management)

- Focus on working capital
  - Inventory
  - Receivables
- Prioritized capital
- Disposals

Global cash management

Debt reduction

Sufficient credit access (new, 5-year $200M facility with $75M accordion)

Yields · *Flexibility*

- Market dynamics
- Acquisitions
- Investments
- Dividends
- R & D
- Share purchase

Progress - Financial Stability

Cash Flows


Cash Flow From Operations
$ Millions
$140M
120
100
80
60
40
20
0
$98M
2001
2004


Days Sales Outstanding
(DSO)
$26M
70
60
50
40
57
49
2001
2004


Inventory Turns
$48M
9
8
7
6
5
4
3
2
1
0
5.2
7.2
2001
2004

Strategic Initiatives

Asian Acquisition
– WiniaMando's Automotive Climate Control Division (ACC)

MODINE

Rationale

- Creates Major Platform For Modine Asia
- Aligns With 5th Largest Auto Company
- Advance R & D Capabilities
- Establish HVAC System Credibility
- Engine & PTC Growth Opportunity
- Synergies/expansion opportunities

Highlights

- '03 Sales $188 Mil + 15%
- Earnings - Pre-Tax - 7%
- 74% HVAC
- Manufacturing - Korea & China
- Purchase Price - $88 Mil (roughly 50-50 cash/debt and less than 4x EBITDA)
- Immediately Accretive In 2004 Before Synergies (7-11¢ to EPS)
- Recently Closed

NA Diesel Fuel Emission Changes


0.60
1988
0.25
1991
0.10
0.05
2002
(NO$_x$+ HC)
1998
1994
Standards
For 2010
1
2
2.5
3
4
5
6
Particulate, G/HP-HR
Standards
For 2007
NO$_x$, G/HP-HR

Modine . . . A worldwide presence

We’re exactly where our customers need us





North American Tech Center, Racine, WI



European Tech Center, Bonlanden, Germany



Asian Tech Center, Asan City, Korea

Diversified Markets & Customer Base



Building HVAC 6%
Off-Highway 10%
Industrial 9%
Misc. 1%
Electronics 3%
Aftermarket 18%
Automotive 33%
Truck 20%

- ***Market dynamics: past successes, future growth in NA, Europe and Asia driven by shift from components to modules and engine related content increase***
- ***Strategies: continuous reengineering to counter pricing pressure, selective platforms, leverage technology for new engine programs, world class facilities - Wackersdorf, Toledo***
- ***Top customers: BMW, DaimlerChrysler, Volkswagen***

Diversified Markets & Customer Base



Building HVAC 6%
Off-Highway 10%
Industrial 9%
Misc. 1%
Electronics 3%
Aftermarket 18%
Automotive 33%
Truck 20%

- *Market dynamics: cyclical market - expecting FY 2005 to be stronger, new emission standards driving content - EGR and other engine components*
- *Strategies: leveraging NA strength in Europe, applying technology to address environmental regulations, penetration in PTC (powertrain cooling) & HVAC business*
- *Top customers: Navistar/International, PACCAR, Man Truck*

Diversified Markets & Customer Base


Building HVAC 6%
Off-Highway 10%
Industrial 9%
Misc. 1%
Electronics 3%
Aftermarket 18%
Automotive 33%
Truck 20%

- ***Market dynamics: shrinking and less profitable, new and low-cost competitors, changes in distribution channels, longer product life, availability highly valued***
- ***Strategies: increasing manufacturing and distribution efficiency, reducing cost and improving profitability, in-sourcing & out-sourcing where appropriate***
- ***Top customers: NAPA, SWD (specialized warehouse distributors), radiator and repair shops***
- ***Strategic alternative announced***

Diversified Markets & Customer Base



Building HVAC
Off-Highway 10%
Electronics 3%
Industrial 9%
Misc. 1%
Aftermarket 18%
Automotive 33%
Truck 20%

- ***Market dynamics: severe industry downturn, delay in recovery, increasing needs for thermal technology and solutions creating opportunities***
- ***Strategies: long-term growth focused on leveraging our technology, reducing breakeven point without hindering the business, consumer programs***
- ***Top customers: Apple, Dell, Ericsson, HP, Lucent, Sun Microsystems***

Diversified Markets & Customer Base


Building HVAC
6%
Off-Highway
10%
Industrial 9%
Misc. 1%
Electronics
3%
Aftermarket
18%
Automotive
33%
Truck 20%

- ***Market dynamics: new environmental regulations, correlates with general economic conditions, deintegration of a/c manufacturers - coils***
- ***Strategies: rationalization and restructuring complete, introducing new products and gaining new customers***
- ***Top customers: Carrier, Rheem, Trane, multiple distribution channels***

Diversified Markets & Customer Base



Off-Highway 10%
Building HVAC 6%
Electronics 3%
Aftermarket 18%
Truck 20%
Automotive 33%
Misc. 1%
Industrial 9%

- ***Market dynamics: soft market conditions, rebound in construction expected this year, moving to modules***
- ***Strategies: customer and product rationalization, restructured and reduced cost, strengthening product offerings, pursuing growth in EGR & PTC (powertrain cooling) systems***
- ***Top customers: Caterpillar, Claas, CNH Global, John Deere***

Awards and Achievements


ANNUAL SOCIAL INVESTING ISSUE • SRI MUTUAL FUND REVIEW
Business Ethics
CORPORATE SOCIAL RESPONSIBILITY REPORT
100
2004
BEST
Corporate
Citizens
FIVE YEARS
Safe Port in a Storm:
SRI Funds

Fifth consecutive year in top 100


32nd*
62nd*
88th
89th
*(Tied for first in the
category of service
to the environment)
2000
2001
2002
2003
2004